                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                  VOXWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92906L105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Ross T. Martinson
                               Edison Venture Fund
                               1009 Lenox Drive #4
                             Lawrenceville, NJ 08648
                                  609-896-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92906L105                 13D/A                     PAGE 2 OF 12 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Edison Venture Fund V, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a)      X
       (b)     |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)     |_|

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Limited Partnership
--------------------------------------------------------------------------------
        NUMBER OF              7.   SOLE VOTING POWER

         SHARES                     0 shares

      BENEFICIALLY             -------------------------------------------------
                               8.   SHARED VOTING POWER
        OWNED BY
                                    522,938,934 shares
          EACH
                               -------------------------------------------------
        REPORTING              9.   SOLE DISPOSITIVE POWER

         PERSON                     0 shares

          WITH                 -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER

                                    522,938,934 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,938,934 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 92906L105                 13D/A                     PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Edison Partners V, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a)      X
       (b)     |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)     |_|

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Limited Partnership
--------------------------------------------------------------------------------
        NUMBER OF              7.   SOLE VOTING POWER

         SHARES                     0 shares

      BENEFICIALLY             -------------------------------------------------
                               8.   SHARED VOTING POWER
        OWNED BY
                                    522,938,934 shares
          EACH
                               -------------------------------------------------
        REPORTING              9.   SOLE DISPOSITIVE POWER

         PERSON                     0 shares

          WITH                 -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER

                                    522,938,934 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,938,934 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)   |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 92906L105                 13D/A                     PAGE 4 OF 12 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Joseph A. Allegra
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)    X
        (b)   |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
        NUMBER OF              7.   SOLE VOTING POWER

         SHARES                     0 shares

      BENEFICIALLY             -------------------------------------------------
                               8.   SHARED VOTING POWER
        OWNED BY
                                    522,938,934 shares
          EACH
                               -------------------------------------------------
        REPORTING              9.   SOLE DISPOSITIVE POWER

         PERSON                     0 shares

          WITH                 -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER

                                    522,938,934 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,938,934 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)   |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92906L105                 13D/A                     PAGE 5 OF 12 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Gary P. Golding
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    |_|

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
        NUMBER OF              7.   SOLE VOTING POWER

         SHARES                     0 shares

      BENEFICIALLY             -------------------------------------------------
                               8.   SHARED VOTING POWER
        OWNED BY
                                    522,938,934 shares
          EACH
                               -------------------------------------------------
        REPORTING              9.   SOLE DISPOSITIVE POWER

         PERSON                     0 shares

          WITH                 -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER

                                    522,938,934 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,938,934 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92906L105                 13D/A                     PAGE 6 OF 12 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Bruce H. Luehrs
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
        NUMBER OF              7.   SOLE VOTING POWER

         SHARES                     0 shares

      BENEFICIALLY             -------------------------------------------------
                               8.   SHARED VOTING POWER
        OWNED BY
                                    522,938,934 shares
          EACH
                               -------------------------------------------------
        REPORTING              9.   SOLE DISPOSITIVE POWER

         PERSON                     0 shares

          WITH                 -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER

                                    522,938,934 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,938,934 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)   |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92906L105                 13D/A                     PAGE 7 OF 12 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     John H. Martinson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
        NUMBER OF              7.   SOLE VOTING POWER

         SHARES                     0 shares

      BENEFICIALLY             -------------------------------------------------
                               8.   SHARED VOTING POWER
        OWNED BY
                                    522,938,934 shares
          EACH
                               -------------------------------------------------
        REPORTING              9.   SOLE DISPOSITIVE POWER

         PERSON                     0 shares

          WITH                 -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER

                                    522,938,934 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,938,934 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92906L105                 13D/A                     PAGE 8 OF 12 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Ross T. Martinson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
        NUMBER OF              7.   SOLE VOTING POWER

         SHARES                     0 shares

      BENEFICIALLY             -------------------------------------------------
                               8.   SHARED VOTING POWER
        OWNED BY
                                    522,938,934 shares
          EACH
                               -------------------------------------------------
        REPORTING              9.   SOLE DISPOSITIVE POWER

         PERSON                     0 shares

          WITH                 -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER

                                    522,938,934 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,938,934 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92906L105                 13D/A                     PAGE 9 OF 12 PAGES


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D

        This Amendment No. 4 amends the Statement on Schedule 13D filed on August 22, 2005, by and on behalf of Edison V (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 4, is referred to herein as "Schedule 13D." This Schedule 13D is being filed to report the following:

        Pursuant to the Stock Purchase Agreement, dated as of August 11, 2005, by and among the Issuer, Edison V and the investors (the "Investors") listed on the signature pages thereto (the "Purchase Agreement"), Edison V purchased 56,882,813 shares on August 11, 2005, and an additional 12,721,313 shares on August 22, 2005, in aggregate 69,604,126 shares (the "Edison Shares") of Common Stock from the Issuer in a private placement transaction for a purchase price of $1,820,250 and $407,082, respectively, and $2,227,332 in aggregate. The working capital of Edison V was the source of the funds for the purchase. No part of the purchase price paid by Edison V was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Edison Shares.

        Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. PURPOSE OF TRANSACTION

        Edison V acquired the Common Stock for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Edison V may dispose of or acquire additional shares of Common Stock of the Issuer. J. A. Allegra and R. T. Martinson are members of the Board of Directors of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

        a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        e. Any material change in the present capitalization or dividend policy of the Issuer;

        f. Any other material change in the Issuer's business or corporate structure;

        g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 92906L105                 13D/A                    PAGE 10 OF 12 PAGES


        h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(h) (4) of the Securities Exchange Act of 1934; or

        j.      Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Edison V is the record owner of 522,938,934 shares of the Edison Shares. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Shares.

                Edison V holds warrants to purchase 115,922,619 shares of Common Stock which warrants are immediately exercisable. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Common Warrant Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Common Warrant Shares.

                Each of Edison V, Edison Partners V and the Edison General Partners may be deemed to own beneficially 49.7% of the Common Stock of the Issuer, which percentage is calculated based upon 936,221,605 shares of Common Stock reported to be outstanding by the Issuer as of August 23, 2005, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except Edison V, disclaims beneficial ownership of the Edison Shares and the Edison Warrant Shares.

        (b)     Regarding the number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person.

                (ii) shared power to vote or to direct the vote: 522,938,934 shares for each Reporting Person.

                (iii) sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.

                (iv)    shared power to dispose or to direct the disposition:
                        522,938,934 shares for each Reporting Person.

        (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common or Warrant Shares during the last 60 days.

CUSIP NO. 92906L105                 13D/A                    PAGE 11 OF 12 PAGES


        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common or Warrant Shares beneficially owned by any of the Reporting Persons.

        (e)     Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On August 11, 2005, Voxware, Inc. (the "Company") announced that it entered into definitive agreements with certain accredited investors in connection with a private placement of the Company's Common Stock, raising gross proceeds to the Company of approximately $6.04 million on August 11, 2005, and an additional $550,000 on August 22, 2005, for an aggregate of $6.6 million.

        Pursuant to the Purchase Agreement, the Company has issued and sold an aggregate of 206,249,997 shares of Common Stock at a purchase price of $0.032 per share for aggregate gross proceeds to the Company of $6,600,000.

        The Company is required to register for resale by the investors the common stock. In connection with the financing, the Company also agreed to execute an Amended and Restated Investor Rights Agreement and an Amendment No. 2 to the Stockholders Agreement.

        A copy of each of the Common Stock Purchase Agreement, Amended and Restated Investor Rights Agreement and Amendment No. 2 to Stockholders Agreement are filed herewith as exhibits, and are incorporated herein by reference. The foregoing description of the issuance of Common Stock by the Company is qualified in its entirety by reference to such exhibits.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit I - Common Stock Purchase Agreement by and among Voxware, Inc. and the Purchasers listed on the signature pages thereto, dated as of August 11, 2005, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed August 11, 2005.

        Exhibit II - Amended and Restated Investor Rights Agreement by and between Voxware, Inc. and the Investors listed on the signature pages thereto, incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed August 11, 2005.

        Exhibit III - Amendment No. 2 to Stockholders Agreement by and between Voxware, Inc. and the Holders and Investors listed on Schedule 1 thereto, incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed August 11, 2005.

CUSIP NO. 92906L105                 13D/A                    PAGE 12 OF 12 PAGES


                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2005

EDISON VENTURE FUND V, L.P.

By:    EDISON PARTNERS V, L.P.
       General Partner

       By:
                    *
           --------------------------
           Joseph A. Allegra
           General Partner

EDISON PARTNERS V, L.P.

       By:
                    *
           --------------------------
           Joseph A. Allegra
           General Partner


                    *
           --------------------------
           Joseph A. Allegra


                    *
           --------------------------
           Gary P. Golding


                    *
           --------------------------
           Bruce H. Luehrs


            /s/  Ross T. Martinson
           --------------------------

           Ross T. Martinson
           As attorney-in-fact

                    *
           --------------------------
           John H. Martinson

This Schedule 13D was executed by Ross T. Martinson pursuant to a Power of Attorney dated July 7, 2003, incorporated by reference to Exhibit IV to Edison Venture Fund V, L.P.'s Schedule 13D filed July 7, 2003.